FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2003

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|
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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Set forth herein as Exhibit 1 is a copy of an Announcement No. 12 - 2003 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on November 11, 2003.
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Exhibit 1
---------

ANNOUNCEMENT NO. 12 - 2003 TO THE COPENHAGEN STOCK EXCHANGE

11 November 2003

TORM financial calendar 2004 and nine months 2003 results conference call

TORM expects to issue financial statements and convene its annual general meeting on the following dates in 2004:

     11 March 2004 - 2003 Annual report
     20 April 2004 - Annual general meeting
     20 May 2004 - First quarter 2004 results
     12 August 2004 - First half 2004 results
     11 November 2004 - Nine months 2004 results

TORM will host a conference call discussing the first nine months 2003 results on Monday 24 November 2003 at 17.00 Copenhagen time. The conference call will also be accessible via the Internet (www.torm.dk). To participate in the call, please call 10 minutes before the start of the conference call on tel.: +45 32 71 46 11 (from Europe) or + 1 334 323 6203 (from the US).

A/S Dampskibsselskabet TORM
Contact person: Klaus Nyborg, CFO (tel.: +45 39 17 92 00)

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)


Dated: November 17, 2003                 By: /s/ Klaus Nyborg
                                             -----------------------------------
                                             Klaus Nyborg
                                             Chief Financial Officer

03810.0001 #442967